PRESS RELEASE


 RESULTS SHOWN IN BIOCANCELL COMPASSIONATE USE TRIAL USING BC-819 FOR TREATMENT
                                 OF RENAL CANCER

                   BIOCANCELL IS A MATERIAL HOLDING OF TIKCRO


TEL AVIV, Israel, May 4, 2009 - Tikcro Technologies Ltd. (OTCBB: TIKRF) today reported that BioCancell Therapeutics, Inc. announced that a compassionate use trial of BC-819 was performed with a single patient in Israel suffering from TCC (Transitional Cell Carcinoma) in his renal pelvis.

The patient had previously undergone nephrectomy (kidney removal) of his right kidney for similar reasons, and was a candidate for nephrectomy of his left kidney, which would have forced him to undergo dialysis for the remainder of his life.

After receiving the relevant approvals, the patient received a series of six treatments for BC-819, 10mg each, injected into his renal pelvis.

Since the completion of the treatment of BC-819, about four months ago, test results show that no new growths were formed in the renal pelvis. The treatment did not cause any serious adverse effects. The patient reported that he continued to function and work with a similar quality of life as previously.

Tikcro holds 34% in Biocancell upon conversion and exercise of the securities it holds.

About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks that the transaction described in the press release will not be consummated and risks related to the operations of the Company's portfolio companies, early stage nature of operations and the need to raise additional funds to support these operations, including BioCancell Therapeutics, Inc., an early stage pharmaceutical company active in the development and trial of target gene-based drugs for the treatment of bladder, ovarian and pancreatic cancer. Please see the risks and uncertainties set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.